January 12, 2021

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington D.C. 20549

Attention: Scott Stringer and Rufus Decker

Re:	The Children’s Place, Inc.
Form 10-K for the Fiscal Year Ended February 1, 2020
Filed March 19, 2020
Form 8-K Filed August 25, 2020
File No. 000-23071

Dear Messrs. Stringer and Decker:

The Children’s Place, Inc. (“the Company”) submits this letter to document the outcome of the telephone conversations between the staff (the “Staff”) of the Securities and Exchange Commission and the Company on December 4, 2020 and December 14, 2020 regarding the first comment contained in the Staff’s letter dated November 6, 2020 commenting on certain non-GAAP financial measures contained in the Company’s Form 8-K filed August 25, 2020, and the Company’s response letter dated November 17, 2020. Our conversations helped us better understand the Staff’s position regarding our non-GAAP adjustments related to occupancy charges at stores temporarily closed and payroll and benefits for store employees during the period stores were closed.

As discussed during the telephone conversation between the Staff and the Company on January 12, 2021, beginning with the Company’s earnings release for the fourth quarter of fiscal 2020, the Company will no longer present non-GAAP results excluding occupancy charges at stores temporarily closed and payroll and benefits for store employees during the period stores were closed.

Please email me at mscarpa@childrensplace.com if you have any questions regarding the above or require any additional information or details.

Very truly yours,

/s/ Michael Scarpa
Michael Scarpa
Chief Financial Officer

cc:	Jane T. Elfers
Robert Helm
Bradley P. Cost, Esq.

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